Firstbank Corporation
311 Woodworth Avenue
Alma, Michigan  48801

May 17, 2012

Filed Via Edgar

Mr. Michael Clampitt
Senior Counsel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

               Re:           Firstbank Corporation
Registration Statement on Form S-1
File No. 333-180773

Dear Mr. Clampitt:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Firstbank Corporation, a Michigan corporation (the "Company"), requests that the effectiveness of the above referenced Registration Statement on Form S-1, as amended, be accelerated to May 18, 2012, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company acknowledges that:

·
should the U.S. Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (989) 466-7325 with any questions you may have concerning this request. In addition, please contact the undersigned when this request for acceleration has been granted.

Very truly yours,

Firstbank Corporation

/s/ Samuel G. Stone

Samuel G. Stone
Executive Vice President and Chief Financial Officer

c:           Harvey Koning, Varnum LLP